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SCHEDULE 13D -- INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. --)*
________________________________________________________________________________
(Name of Issuer) GO CALL Inc.
(Title of Class of Securities) . COMMON STOCK
(CUSIP Number) ..380163 10 5.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications).
IRVING MOON, 48 STEELE VALLEY ROAD, THORNHILL, ONTARIO, CANADA L3 T 1M4,
905-881-5580....................................................................

(Date of Event Which Requires Filing of This Statement) DECEMBER 29, 1999


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 380163 10 5                  13D

________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     IRVING I. MOON
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)
     OO
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
     CANADIAN
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF         820,000 (1)
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           820,000 (1)
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power

________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,820,000 (2)
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)
     7% (3)
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)
     IN
________________________________________________________________________________

(1) As of the date of filing this statement (the "statement"), Irving I. Moon (Mr. Moon) has sole dispositive and voting power with respect to 820,000 shares of common stock, par value $.0001 per share (the "Common Stock") (including an option to purchase 200,000 shares of Common Stock held by Mr. Moon).

2) The 1,820,000 shares are owned by the following individuals and entities in the following amounts: Irving Moon (620,000 shares plus option to purchase 200,000), Whaja Moon (300,000 shares), Paul Moon (300,000 shares), Helen Moon (200,000 shares), and Peter Moon (200,000).

         This Statement assumes that all shares referenced in the preceding paragraph are beneficially owned by Mr. Moon due to his family relationship and therefore the possibility that Mr. Moon is part of a "group" for the purposes of Section 13(d) (3) of the Act Rule 13d-5 (1) thereunder. However, it is important to note, as referenced in Items 7 through 11, Mr. Moon has voting and dispositive power over a limited number of shares. The filing of this statement shall not be construed as an admission that Mr. Moon is, for the purposes of Section 13(d), or 13(g) of the Act, the beneficial owner of any securities covered by the Statement. The filing of this Statement shall not be construed as an admission that Mr. Moon is part of any "group" for the purposes of section 13 (d) (3) of the Act and Rule 13 d-5 (b) (1) thereunder. Moreover, Mr. Moon specifically disclaims that he is part of any such group. This disclaimer is based on the fact that there is neither an agreement, either orally or in writing, among the Moon individuals that Mr. Moon is associated with, nor is there a common plan or goal among such individuals that would give rise to such a group.

(3) Based upon the 25,865,003 shares of Common Stock as reported in the Issuer's Quarterly report on Form 10-Q for the quarter ending March 31, 2000 plus 200,000 shares of Common Stock underlying stock options

         This Statement (the "Statement) relates to the common stock, par value $.0001 per share (the "Common Stock) of Go Call Inc. a Delaware Corporation (the "Issuer"). This Statement constitutes an initial filing of Schedule 13D for Irving I. Moon ("Mr. Moon").



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ITEM 1. SECURITY AND ISSUE
The statement relates to the Issuer's Common Stock. The address of the Issuer's executive offices is

Go Call Inc,
Oficento Ejecutive La Sabana
Torre 6, Piso 2
San Jose, Costa Rica, S.A.


ITEM 2. IDENTITY AND BACKGROUND

         a.       The name of the person filing the Statement is Irving I. Moon
         b. Mr. Moon's primary occupation is serving as Director of the Issuer and Chief Executive Officer of Global Indexus Inc., a partially owned affiliated company of the Issuer.
         c. Mr. Moon's business address is 2351 Kingston Road, Scarborough, Ontario, M1N 1V1
         d.       During the last 5 years, Mr. Moon has not been convicted in any criminal proceeding and has no criminal records
         e.       During the last 5 years Mr. Moon has not been the subject of any legal proceeding and has no civil judgements against him.
         f.       Mr. Moon is citizen of Canada.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On December 29, 1999 Mr. Moon was awarded 1,620,000 shares of Common Stock directly from treasury in consideration of all professional services rendered to the corporation as Director.

On December 31, 1999 Mr. Moon was awarded an option to purchase 200,000 shares of Common Stock at an exercise price of $0.32 in exchange for all professional services rendered to the corporation. The option vests immediately and expires on December 20, 2004.

ITEM 4. PURPOSE OF TRANSACTION

The securities being issued to Mr. Moon as documented above in item 3 are being held for investment purposes.

Mr. Moon currently has no plans or proposals which relate to, or would result in: (a) an acquisition by any persons of additional securities of the Issuer or disposition of the securities of the Issuer; (b) an extraordinary transaction such as a merger, reorganization or liquidation, involving the Issuer or any subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; d) any change in the present board of Directors (the "Board") or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; any other material changes in the Issuer's business or corporate structure; (f) any changes in the Issuer's charter or bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system or registered national securities association; (i) a class of equity securities or the Issuer becoming eligible for termination of registration pursuant to the Act; (j) any action similar to those enumerated above.

Mr. Moon in his capacity as a Director of the Issuer is constantly assessing enhancements to the Issuer's business and has influence over the corporate activities of the Issuer, including as may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Mr. Moon reserves the right to formulate purposes, plans or proposals regarding the Issuer or its securities to the extent he deems advisable in light of his position as a Director of the Issuer.

Mr. Moon reserves the right to acquire or sell securities of the Issuer to the extent he deems advisable in light of market conditions and other factors.



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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date of filing this Statement, Mr. Moon is the beneficial owner of 1,820,000 shares of Common Stock, (including options to purchase 200,000 shares of Issuers Common Stock ) which constitute 7% of the issued and outstanding shares of the Issuers Common Stock (based on 25,865,000 shares of Common Stock as reported in the Issuer's quarterly report on Form 10-Q for the quarter ending March 31, 2000 plus 200,000 shares of Common Stock underlying stock options).

         (b) As of the date of the filing of this Statement, Mr. Moon has sole dispositive and voting power with respect to 820,000 shares of Common Stock (which includes option to purchase 200,000 shares of Issuers Common Stock). The following sets forth information with regards to the 1,000,000 shares over which Mr. Moon does not have dispositive or voting powers but is claiming beneficial ownership.

                  (i)

                  1. Mrs. Whaja Moon is Mr. Moon's wife and is one of the individuals with whom Mr. Moon shares beneficial ownership but does not control dispositive or voting powers over the 300,000 shares of the Issuers Common Stock.
                  2. Mrs. Moon's principal occupation is home maker and resides at 48 Steele Valley Road, Thornhill, Ontario, Canada L3T 1M4,
                  3.       During the past 5 years Mrs. Moon has not been
                           convicted in any criminal proceedings.
                  4.       During the past 5 years Mrs. Moon has not been a
                           party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as result of which she was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
                  5.       Mrs. Whaja Moon is a citizen of Canada.

                  (ii)

                  1        Mr.Paul Moon is Mr. Moon's son and is one of the
                           individuals with whom Mr. Moon shares beneficial
                           ownership but does not control dispositive or voting
                           powers over the 300,000 shares of the Issuers Common
                           Stock.
                  2        Mr. Paul Moon's principal occupation is a Customs
                           Broker with Kruger Nagle International. His business
                           address is 535 Thurlow Street, Suite 700, Vancouver,
                           British Columbia, Canada V6E 3L2.
                  3        During the past 5 years Mr. Paul Moon has not been
                           convicted in any criminal proceedings.
                  4        During the past 5 years Mr. Paul Moon has not been a
                           party to a civil proceeding of a judicial or
                           administrative body of competent jurisdiction, as
                           result of which she was or is subject to judgment,
                           decree or final order enjoining future violations of,
                           or prohibiting or mandating activities subject to,
                           federal or state securities laws or finding any
                           violation with respect to such laws.
                  5        Mr. Paul Moon is a citizen of Canada.

                  (iii)

                  1        Ms. Helen Moon is Mr. Moon's daughter and is one of
                           the individuals with whom Mr. Moon shares beneficial
                           ownership but does not control dispositive or voting
                           powers over the 200,000 shares of the Issuers Common
                           Stock.
                  2        Ms. Helen Moon's is not presently employed and
                           resides at 48 Steele Valley Road, Thornhill, Ontario,
                           Canada L3T 1M4,
                  3        During the past 5 years Ms. Helen Moon has not been
                           convicted in any criminal proceedings.
                  4        During the past 5 years Ms. Helen Moon has not been a
                           party to a civil proceeding of a judicial or
                           administrative body of competent jurisdiction, as
                           result of which she was or is subject to judgment,
                           decree or final order enjoining future violations of,
                           or prohibiting or mandating activities subject to,
                           federal or state securities laws or finding any
                           violation with respect to such laws.
                  5        Ms. Helen Moon is a citizen of Canada.

                  (iv)

                  1        Mr. Peter Moon is Mr. Moon's son and is one of the
                           individuals with whom Mr. Moon shares beneficial
                           ownership but does not control dispositive or voting
                           powers over the 200,000 shares of the Issuers Common
                           Stock.
                  2        Mr. Peter Moon's principal occupation is a Cost
                           Analyst with Lucent Technologies. His business
                           address 1380 Rodick Road, Markham, Ontario, Canada
                           L3R 4G5,
                  3        During the past 5 years Mr. Peter Moon has not been
                           convicted in any criminal proceedings.
                  4        During the past 5 years Mr. Peter Moon has not been a
                           party to a civil proceeding of a judicial or
                           administrative body of competent jurisdiction, as
                           result of which she was or is subject to judgment,
                           decree or final order enjoining future violations of,
                           or prohibiting or mandating activities subject to,
                           federal or state securities laws or finding any
                           violation with respect to such laws.
                  5        Mr. Peter Moon is a citizen of Canada.


         (c) Mr. Moon has not effected any transactions in the securities of the Issuer in the last sixty (60) days.

         (d) The 1,820,000 shares referenced in item 5 (a) are owned by the following individuals and entities in the following amounts:
                  Irving Moon (620,000 shares plus option to purchase 200,000), Whaja Moon (300,000 shares), Paul Moon (300,000 shares), Helen Moon (200,000 shares), and Peter Moon (200,000).

                  This Statement assumes that all shares referenced in the preceding paragraph are beneficially owned by Mr. Moon due to his family relationship and therefore the possibility that Mr. Moon is part of a "group" for the purposes of Section 13(d)
                  (3) of the Act Rule 13d-5 (1) thereunder. However, it is important to note, as referenced in Items 7 through 11, Mr. Moon has voting and dispositive power over a limited number of shares. The filing of this statement shall not be construed as an admission that Mr. Moon is, for the purposes of Section 13(d), or 13(g) of the Act, the beneficial owner of any securities covered by the Statement. The filing of this Statement shall not be construed as an admission that Mr. Moon is part of any "group" for the purposes of section 13 (d) (3) of the Act and Rule 13 d-5 (b) (1) thereunder. Moreover, Mr. Moon specifically disclaims that he is part of any such group. This disclaimer is based, in part, on the fact that there is neither an agreement, either orally or in writing, among the Moon individuals that Mr. Moon is associated with, nor is there a common plan or goal among such individuals that would give rise to such a group.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In connection with Mr. Moon's professional services rendered to the Issuer, he was granted an option to purchase 200,000 shares of Common Stock. The option exercise prices is $0.32 per share. The option vested as of December 20, 1999 and expires December 20, 2004.

Mr. Moon does not currently have proxies for the 1,000,000 shares that he beneficially owns.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 ................................................................................
Date: June 15, 2000
 ................................................................................
Signature   /S/ IRVING I. MOON
 ................................................................................
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person) , evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, PROVIDED, HOWEVER, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).